Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

April 8, 2024

FILED AS EDGAR CORRESPONDENCE

Soo Im-Tang, Esq.

Jeffrey Long

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. Im-Tang and Mr. Long:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 294, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 298, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Vontobel International Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Please note that for organizational purposes, we have divided certain of your numbered comments that contain more than one comment into subdivisions (e.g., “(a),” “(b),” “(c),” etc.). Where indicated, certain of the responses are based on information provided by Vontobel Asset Management, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus Comments

Cover Page

1.	Comment. Please add to the cover page of the Prospectus the date of the Prospectus and the ticker symbol for each share class of the Fund.

Response. The Trust confirms that the date of the Prospectus will be added to the Prospectus cover page along with the following ticker symbols:

A Shares: VNIAX

Institutional Shares: VNIIX

Y Shares: VNIYX

Fund Fees and Expenses

2.	Comment. The Fund’s Statement of Additional Information (“SAI”) discloses that the Fund may invest in shares of other investment companies. Please confirm supplementally that no acquired fund fees and expenses (“AFFE”) as contemplated by Form N-1A are expected for the Fund’s first fiscal period. Otherwise, please include a separate line item for AFFE in the “Annual Fund Operating Expenses” table in accordance with Form N-1A.

Soo Im-Tang, Esq.

Jeffrey Long

April 8, 2024

Response. There is not expected to be any acquired fund fees and expenses for the Fund for its first fiscal period, as contemplated by Form N-1A. Accordingly, no changes have been made in response to this Comment.

3.	Comment. In the second footnote to the “Annual Fund Operating Expenses” table, please identify the expiration date for the Fund’s contractual expense limit.

Response. The footnote has been revised to disclose that the initial term of the Fund’s expense limitation agreement expires on April 30, 2026.

Principal Investment Strategies

4.	Comment. Please state supplementally whether the term “emerging markets” in the first paragraph is defined the same as “emerging markets” in the second paragraph. If not, please define “emerging markets” as used in the first paragraph.

Response. The term is defined the same as “emerging markets” in the second paragraph.

5.	Comment. In the last paragraph, please disclose: (i) whether the Adviser applies the criteria it uses with respect to environmental, social or governance (“ESG”) factors for every investment the Fund makes or to only some of the Fund’s investments; and (ii) whether the Fund could invest in a company that scores poorly on ESG factors if the company scores strongly on other non-ESG factors.

Response. The Fund has revised the disclosure to add the following sentences to this part of the prospectus:

The Adviser takes ESG considerations into account as part of a qualitative framework for assessing potential risks for every investment the fund makes. It is possible that the Fund could invest in a company with less than favorable ESG factors if the company’s overall assessment is favorable taking into consideration both ESG and non-ESG factors.

Principal Risks

6.	Comment. With reference to “Sustainability Risk,” please supplementally explain the term “international norms” and revise the disclosure to clarify such meaning.

Response. The Fund has revised its principal investment strategies section to include an explanation of the kinds of international norms referenced by the relevant phrase. As disclosed in the revised Prospectus, these international norms include norms:

such as the UN Global Compact, UN Guiding Principles on Business and Human Rights, OECD (Organization for Economic Cooperation and Development) Guidelines on Multinational Enterprises, the principles and rights set out in the eight fundamental conventions identified in the Declaration of the International Labor Organization (ILO) on Fundamental Principles and Rights at Work, and the International Bill of Human Rights.

Soo Im-Tang, Esq.

Jeffrey Long

April 8, 2024

Performance Information

7.	Comment. Please explain supplementally whether the Trust will file an N-14 in connection with the reorganization (the “Reorganization”) of the Fund’s predecessor fund (the “Predecessor Fund”) into the Fund, and if not, why not.

Response. For the reasons discussed below, the Trust does not believe that the shares to be issued in connection with the Reorganization (“Reorganization Shares”) are required to be registered on Form N-14. As relevant to this question, General Instruction A to Form N-14 states that the Form should be used to register securities issued in, among other transactions, a transaction of the type specified in Rule 145(a) under the 1933 Act. However, the preliminary note to Rule 145 under the 1933 Act expressly provides that transactions for which statutory exemptions, including those contained in Section 4(a)(2) of the 1933 Act, are otherwise available are not affected by Rule 145. The Trust believes that, to the extent that the issuance of the Reorganization Shares in connection with the Reorganization is deemed an offer and sale of securities for purposes of Rule 145, the Reorganization Shares are exempt from the registration requirements of the 1933 Act by virtue of Section 4(a)(2) thereof.

Specifically, the Trust believes that there was no “public offering” of the Reorganization Shares because the Predecessor Fund is an accredited investor and the offering of the Reorganization Shares was made without general solicitation or advertising. Although the SEC has viewed the filing of a registration statement as a general solicitation of investors, the SEC has stated that the determination as to whether the filing of a registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(a)(2) exemption for a concurrent unregistered offering should be based on a consideration of whether the investors in the unregistered offering were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(a)(2) exemption.1 The Trust believes that the filing of the Amendment does not impact the availability of the Section 4(a)(2) exemption with respect to the private offering of the Reorganization Shares to the Predecessor Fund because (i) the Predecessor Fund’s participation in the Reorganization was directly solicited by the Adviser, as the investment adviser of the Predecessor Fund and an agent of the Fund, outside of the Fund’s public offering effort, and (ii) the Amendment was not used to solicit any shareholder of the Predecessor Fund due to the fact that, in accordance with the terms of its governing documents and applicable state law, the Predecessor Fund is not seeking shareholder consent or approval of the Reorganization.

8.	Comment. Please clarify supplementally whether the Fund and its Predecessor Fund share the same name.

Response. The Fund and its Predecessor Fund each share the name Vontobel International Equity Fund. Each fund is a series of a separate trust.

[1]	See Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) at note 477.

Soo Im-Tang, Esq.

Jeffrey Long

April 8, 2024

9.	Comment. With reference to the last sentence of the first paragraph, please confirm supplementally that the adjustment to the Predecessor Fund’s performance was based on gross expenses (not after waivers).

Response. The Trust first notes that the historical performance record of the Predecessor Fund is being included in the Prospectus in reliance on the no-action letter issued to MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) (the “MassMutual Letter”). The Trust respectfully disagrees that the MassMutual Letter requires the Trust to reflect the gross, rather than net, expenses of the Fund’s share classes in the historical performance of the Predecessor Fund for the following reasons:

•	The MassMutual Letter expressly contemplates reflecting net mutual fund expenses in predecessor account performance: “ [T]he Trust’s initial prospectus contained historical investment performance for the [predecessor accounts] (adjusted to reflect anticipated expenses, net of management fee waivers) for each Class of each Fund. . . . It is proposed that the Trust calculate the performance for each Class of each Fund for periods commencing prior to the transfer of the [predecessor account] assets by including the corresponding [predecessor account’s] total return adjusted to reflect the deduction of fees and expenses in the Fee Table of the Trust’s initial prospectus which was effective October 3, 1994.”

•	The earliest publicly available prospectus for the registrant to which the MassMutual Letter was issued[2] discloses that the registrant reflected the mutual funds’ net expenses in the predecessor accounts’ performance: “[t]he Trust calculates the performance for each Class of each Fund for periods commencing prior to the transfer of the [predecessor account] assets to the Funds by including the corresponding [predecessor account's] total return adjusted to reflect the deduction of fees and expenses applicable to each Class as stated in the Fee Table of the Trust's initial prospectus which was effective October 3, 1994 (i.e. adjusted to reflect anticipated expenses, net of management fee waivers).”

•	The MassMutual Letter provides that predecessor account performance is to be calculated in accordance with Form N-1A. Pursuant to Item 26(b) of Form N-1A, average annual total returns are calculated assuming the deduction of a fund’s actual expenses which, in the present circumstances, are the Fund’s net expenses.

In short, the MassMutual Letter expressly provides that mutual fund expenses reflected in predecessor fund performance should be net of waivers, and the registrant to which the MassMutual Letter was issued took that approach based on the MassMutual Letter.

[2]	Post-Effective Amendment No. 2 to MassMutual Institutional Funds’ Registration Statement on Form N-1A at page 24 (filed on April 26, 1996), available on EDGAR at https://www.sec.gov/Archives/edgar/data/916053/0000950109-96-002383.txt.

Soo Im-Tang, Esq.

Jeffrey Long

April 8, 2024

The Trust notes that the Amendment included performance of the Predecessor Fund adjusted to reflect the net expenses of each share class of the Fund shown in the fee table. During the time since the Amendment was filed, the Trust has determined that reflecting the net expenses of Institutional Shares in the Predecessor Fund’s performance would cause the performance to be higher than if such expenses were not so reflected. Therefore, the Trust will include in the final Prospectus updated calendar year and average annual total returns for Institutional Shares that do not reflect the Institutional Shares’ net expenses. The performance for Institutional Shares to be shown in the final Prospectus therefore will be lower than the corresponding performance shown in the Amendment. The performance for A Shares and C Shares included in the Amendment will not change in the final Prospectus because reflecting the net expenses of those classes on the Predecessor Fund’s returns results in lower performance than not doing so.

10.	Comment. Please supplementally confirm the following with respect to the Predecessor Fund:

(i). Describe the background of the Predecessor Fund, including when and why the Predecessor Fund was created.

Response. Vontobel International Equity Fund, the Predecessor Fund, was established as a series of Vontobel Investment Trust, a Delaware statutory trust, on February 26, 2007, and commenced operations in October, 2007. The Predecessor Fund relies on the exclusion from investment company registration provided by Section 3(c)(7) of the 1940 Act. The Predecessor Fund was created to offer investors long-term investment opportunities to achieve capital appreciation. The Predecessor Fund was not created solely for purposes of establishing a track record.

(ii). State that the adviser for the Series was the adviser for the Predecessor Fund for the entire performance period shown.

Response. The Adviser confirms that the Adviser managed the Predecessor Fund for the entire performance period shown in the Prospectus.

(iii). Please discuss whether: (a) the Adviser managed any other accounts that were materially equivalent to the Fund; and (b) any such other accounts were converted to a registered investment company under the 1940 Act, and if not, please explain why.

Response. (a) With respect to each Fund, the Adviser manages accounts other than the Predecessor Fund that are materially equivalent to the Fund. Such other accounts generally are: separately managed accounts, the owners of which are not inclined to become shareholders of a pooled investment vehicle; unaffiliated third-party funds that the Adviser managed in a sub-advisory capacity only; collective investment trusts formed to be investment options in retirements plans; or pooled vehicles formed under the laws of a jurisdiction other than the United States designed for investment by non-U.S. investors. (b) The Adviser has not chosen to convert any of these other accounts to a registered investment company because converting them to a mutual fund form would not serve a business purpose for the Adviser and likely would be a more expensive option, including in applicable retirement plans.

(iv). Please state whether the Adviser believes the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Soo Im-Tang, Esq.

Jeffrey Long

April 8, 2024

Response. The Adviser believes the Predecessor Fund could have complied with the diversification requirements of Subchapter M of the Internal Revenue Code.

(v). (a) Please discuss whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the initial filing of the Fund’s registration statement on January 26, 2024 (the “Relevant Period”) and whether such changes were made in anticipation of the Predecessor Fund’s conversion to a registered investment company. (b) Please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, or cash infusions) of the Predecessor Fund within the Relevant Period. (c) If any investors in the Predecessor Fund redeemed out of the Predecessor Fund during the Relevant Period, please discuss whether any such investors were able to invest in an account or fund with investment strategies substantially similar to those of the Predecessor Fund.

Response. (a) The Adviser confirms that the Predecessor Fund did not make any investment strategy changes during the Relevant Period. (b) The Adviser confirms that the Predecessor Fund experienced investor contributions and withdrawals in the ordinary course of its operations during the Relevant Period and that the level of such contributions and withdrawals was not unusual relative to the Adviser’s expectations, and there have been no unusual variations in the level of assets of the Predecessor Fund within that same time period. (c) The Adviser confirms that no investor that redeemed out of the Predecessor Fund during the Relevant Period invested the proceeds of its redemption in an account or fund managed by the Adviser with investment strategies substantially similar to those of the Predecessor Fund. To the best of its knowledge, the Adviser confirms that it does not know whether any such investor invested in a substantially similar account or fund managed by another manager.

(vi). Please discuss whether the Fund maintains records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response. The Adviser maintains, on behalf of the Fund, the records to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

(vii). Please supplementally confirm that the standard SEC methodology was used to calculate performance. If the standard SEC methodology was not used to calculate performance, then please disclose what standard was used.

Response. The standard SEC methodology was used to calculate the performance of the Predecessor Fund.

11.	Comment. The first sentence of the “Performance Information” section states that the Fund “acquired substantially all of the assets” of its Predecessor Fund, whereas the “History of the Fund” section of the SAI states that the Predecessor Fund “contributed all of its assets” to the Fund. For purposes of clarity, please consider revising these phrases so that they are consistent.

Response. The Predecessor Fund will transfer substantially all of its assets to the Fund in connection with the Fund’s commencement of operations. Accordingly, the Fund has revised the disclosure in the SAI to state that the Predecessor Fund “contributed substantially all of its assets” to the Fund.

Soo Im-Tang, Esq.

Jeffrey Long

April 8, 2024

Purchase and Sale of Fund Shares

12.	Comment. Please identify the minimum initial and subsequent investment amounts for Y Shares. Please also supplementally identify these amounts.

Response. The Trust has revised the above-referenced disclosure to read as follows:

“To purchase Y Shares of the Fund for the first time, you must invest at least $50,000. There is no minimum subsequent investment amount for Y Shares.”

More Information About Risk

13.	Comment. In the first sentence of “Foreign Company Risk,” please define “P-Notes” as “participation notes” to create a defined term, or spell out “participation notes” in each instance where “P-Notes” is stated in the Prospectus.

Response. The Fund has made the requested revisions by defining “P-Notes” as participation notes in each instance where “P-Notes” in each instance where “P-Notes” is stated in the prospectus.

Purchasing and Selling Fund Shares

14.	Comment. In the subsection titled “Involuntary Redemptions of Your Shares,” please identify the bracketed dollar amounts. Please also supplementally identify these amounts.

Response. The Fund has determined to not mandate a minimum account balance for any share class. Accordingly, the Fund has deleted the referenced disclosure.

SAI Comments

15.	Comment. With respect to the “Determinations of Net Asset Value” section, please explain supplementally why the subsection “Fair Valuation of Foreign Securities Based on U.S. Market Movements” is bracketed.

Response. The Trust has determined that the bracketed disclosure is applicable and accordingly has deleted the brackets.

Staff Accounting Comments

16.	Comment. In the Prospectus, the second footnote to the “Annual Fund Operating Expenses” table states that the Adviser may recoup all or a portion of its prior fee waivers or expense reimbursements under certain conditions. Please explain supplementally how the Adviser could recoup such prior fee waivers when the management fee is equal to the Fund’s contractual expense limit. If the Adviser will not be able to recoup prior fee waivers under the expense limitation agreement, please consider revising the disclosure.

Response. The Fund has deleted the referenced disclosure.

Soo Im-Tang, Esq.

Jeffrey Long

April 8, 2024

17.	Comment. Please confirm supplementally that (a) the financial statements comply with the requirements of Rule 6-11 of Regulation S-X, including the provision of an audited Regulation S-X Article 12 Schedule of Investments, and (b) supplemental financial information is included in disclosures to the extent required by Rule 6-11(d). If applicable, please explain the basis for non-compliance with Rule 6-11 of Regulation S-X.

Response. (a) The Adviser confirms that the Predecessor Fund’s financial statements to be included in Appendix C in the SAI will comply with the requirements of Rule 6-11 under Regulation S-X, including the provision of an audited Regulation S-X Article 12 Schedule of Investments. (b) In response to this Comment, a new section entitled “Supplemental Financial Information” has been added to the SAI that includes the following disclosure:

A table showing the fees and expenses of the Fund after giving effect to the reorganization of the Predecessor Fund into the Fund is included in the Prospectus. The reorganization will not result in a material change to the Predecessor Fund’s investment portfolio due to the investment restrictions of the Fund. As a result, a schedule of investments of the Predecessor Fund modified to show the effects of such change is not required and is not included. There are no material differences in the accounting policies of the Predecessor Fund as compared to those of the Fund, specifically policies regarding security valuation.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax